Page 8 of 21 Pages

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                                                          Page 9 of 21 Pages

                       [Letterhead of Kane Kessler, P.C.]

                                August 27, 1996

VIA FACSIMILE No. 1-803-846-8225

Mr. John Sanford
Carr Securities Corp.
One Penn Plaza - Suite 4720
New York, New York  10119

                    Re:  Paparella/Wilson Bros.

Dear John:

          This letter will confirm our telephone conversation of yesterday with respect to the agreement reached between you and the Estate of Bruce Paparella and Maureen Paparella ("Paparella").

          Paparella shall sell to you all of their interest in Wilson Bros. Inc., including its subsidiary Houze Glass Company, (collectively, the "Company"), which we understand comprises 37.5% of the outstanding Convertible Notes, 15.39% of the Accounts Receivable, and an unknown percentage of Common Stock. The Purchase Price shall be Three Hundred Thirty Thousand Dollars ($330,000), $275,000 payable at Closing by certified or cashier's check or wire transfer of immediately available funds.

          The balance of $55,000 shall be paid in thirty-six (36) equal, consecutive, monthly installments, inclusive of principal and interest at the rate of eight percent (8%) per annum. The first installment shall be due and payable on the 30th day following the Closing Date, with each successive payment due on the monthly anniversary thereof. This obligation shall be evidenced by a Promissory Note and secured by a pledge of one-half of all Paparella securities to be sold.

2--Mr. John Sanford.  August 27, 1996.


          You have further agreed to pay Paparella, as additional Purchase Price, the following sums:

     1. An amount equal to fifteen percent (15%) of the actual net income of Houze Glass Company for fiscal 1996 in excess of $100,000, payable on or before the ninetieth (90th) day after the date of the fiscal year. Such net income shall be determined from the consolidating financial statement of Houze Glass Company utilized by the Company in its audited consolidated SEC financial reports, determined on a historically consistent basis in accordance with GAAP, with an

                                                          Page 10 of 21 Pages

          add-back for compensation paid to you (or your affiliates) during 1996 in excess of $75,000 affecting net income of Houze for 1996.

     2. An amount equal to fifteen percent (15%) of the proceeds in excess of $1,000,000 (extrapolated if the percentage of securities or assets sold represent less than 100% of the Company), from the sale of Convertible Notes, Common Stock and/or Assets of the Company resulting in a "change of control" of the Company on or before the first anniversary date of the Closing herein. For purposes of this provision, the parties agree that any agreement or closing occurring after the first anniversary date with a third party with whom you or the Company are negotiating prior to such anniversary date shall be deemed to have occurred prior to such anniversary date. Payment of the consideration due Paparella pursuant to this provision shall be paid simultaneously with the payment of such consideration to the Company, to you and/or all other shareholders and shall be made in the same form and manner, on a pro rata basis.

          At the Closing, Wilson Bros. Inc. shall pay to Paparella the sum of Eighteen Thousand Seven Hundred Fifty Dollars ($18,750), less any applicable withholding taxes, representing payment in full of salary due to Bruce Paparella for fiscal 1996.

          The Closing is scheduled to take place on or about September 6, 1996. We will confirm the closing date by telephone on September 3, 1996.

          If this letter accurately reflects your understanding and agreement, kindly sign, on behalf of Wilson Bros. Inc. and you personally, in the spaces provided and fax back to me at my office an executed copy.

3--Mr. John Sanford.  August 27, 1996.


          Should you have any questions or comments, please call me immediately upon your receipt of this letter.

                                          Sincerely,

                                          /s/ Jeffrey S. Tullman
                                          ---------------------
JST:mi                                    Jeffrey S. Tullman


ACCEPTED and AGREED TO:

/s/ John Sanford
- --------------------------
JOHN SANFORD, Individually


Wilson Bros. Inc.:

                                                          Page 11 of 21 Pages

By:/s/ John Sanford
   ---------------------------
      JOHN SANFORD, President


Estate of BRUCE PAPARELLA,
Deceased:

By:/s/ Maureen Paparella
   ---------------------
      MAUREEN PAPARELLA,
      Executrix

/s/ Maureen Paparella
- -------------------------------
MAUREEN PAPARELLA, Individually


cc:  VIA FEDERAL EXPRESS
      Mrs. Maureen Sheehan Paparella
      187 Cinnabar Lane
      Yardley, Pennsylvania  19067